SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Findley, Norman P. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President, Marketing
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/21/2001	J (1)	215,000 | D |	129,100	D
Common Stock				6,486	I	By 401(k) and Supplement MESIP

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Findley, Norman P. - December 2001
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Share Units-Restricted Stock Deferral Plan	1 for 1	11/21/2001	M (1)	(A) 215,000	(1) | (1)	Common Stock - 215,000		215,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 02-13-2002 ** Signature of Reporting Person Date E. Liston Bishop III, Attorney-in-Fact for Norman P. Findley Page 2 SEC 2270 (3-99)

Findley, Norman P. - December 2001
Form 5 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 5 - December 2001

Norman P. Findley
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

 (1)   Filer elected to defer receipt of vested restricted shares under the Restricted Stock Deferral Plan (effective 1/1/2001). Prior to the exercise date, Filer may elect distribution of shares to commence after termination of employment or upon reaching a certain age.

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